82-51

TransCanada
In business to deliver

TransCanada PipeLines Limited
450 - 1st Street S.W.
Calgary, Alberta, Canada T2P 5H1

tel 403.920.7679
fax 403.920.2467
email lilian_ceri@transcanada.com
web www.transcanada.com

04045925

VIA COURIER

November 1, 2004

Securities and Exchange Commission
Room 1004
450 Fifth Street N.W.
Washington, D.C. 20549-1004
U.S.A.

PROCESSED
NOV 09 2004
THOMSON
FINANCIAL

SUPPL

Attention: Filing Desk, Stop 1-4

Dear Sirs:

Re: News Release of TransCanada Corporation

Please find enclosed a copy of a news release issued by TransCanada Corporation on CCN Matthews on November 1, 2004. This news release is to be placed in the Company's public file.

Please do not hesitate to contact the undersigned if you have any questions in connection with this matter.

Yours truly,

Lilian Ceri
Corporate Legal Assistant

/lc
Enclosure

SEC MAIL PROCESSING
RECEIVED
NOV 02 2004
WASH. D.C. 179 SECTION

dw 11/8

TransCanada
In business to deliver

NewsRelease

TransCanada Acquires Gas Transmission Northwest Corporation

CALGARY, Alberta – November 1, 2004 – (TSX: TRP) (NYSE: TRP) –TransCanada Corporation today announced it has closed its acquisition of Gas Transmission Northwest Corporation (GTNC) from National Energy & Gas Transmission, Inc. for US$1.7 billion, including US$500 million of assumed debt and subject to typical closing adjustments. The principal assets of GTNC are the Gas Transmission Northwest (GTN) and North Baja pipeline systems.

"This acquisition is an excellent strategic fit for TransCanada," said Hal Kvisle, TransCanada's chief executive officer. "The GTN pipeline is essentially an extension of TransCanada's existing B.C. and Foothills pipeline systems, while North Baja is a solidly contracted pipeline that is also well positioned for future growth. In addition to the pipeline assets, we are acquiring a team of experts who will continue to provide safe, reliable service to GTN and North Baja customers."

TransCanada has a long-term commitment to serve the Pacific Northwest and California markets. "The Western Canadian Sedimentary Basin represents a large and stable supply of natural gas and over the past few years we have expanded our pipeline systems to better serve the Pacific Northwest and California," said Mr. Kvisle. "We're also well-positioned to transport frontier supplies from the Mackenzie Delta and Alaska to these markets."

The GTN pipeline system consists of more than 1,350 miles (2,174 kilometres) of pipeline extending from TransCanada's facilities near Kingsgate, British Columbia, on the British Columbia-Idaho border, to a point near Malin, Oregon on the Oregon-California border. The natural gas transported on this pipeline originates primarily in Canada and is supplied to customers in the Pacific Northwest, Nevada and California.

The North Baja pipeline is an 80-mile (128-kilometre) system. It extends from a point near Ehrenberg, Arizona to a point near Ogilby, California on the California-Baja California, Mexico border. The natural gas transported on this system comes primarily from the southwestern United States and is transported to markets in Northern Baja California, Mexico.

TransCanada completed the acquisition using cash resources on hand and the issuance of notes payable. TransCanada expects it to be accretive to earnings and cash flow immediately.

A map of the pipeline systems and other information about TransCanada are available on the Internet at www.transcanada.com.

TransCanada is a leading North American energy company. TransCanada is focused on natural gas transmission and power services with employees who are expert in these businesses. With the

acquisition of GTNC, TransCanada's pipeline network is now approximately 41,000 kilometres (25,600 miles) and transports the majority of Western Canada's natural gas production to the fastest growing markets in Canada and the United States. TransCanada owns, controls or is constructing more than 4,700 megawatts of power generation – an amount of power that can meet the needs of about 4.7 million average households. The Company's common shares trade under the symbol TRP on the Toronto and New York stock exchanges. Visit TransCanada on the Internet at www.transcanada.com for more information.

FORWARD LOOKING INFORMATION

Certain information in this news release is forward-looking and is subject to important risks and uncertainties. The results or events predicted in this information may differ from actual results or events. Factors which could cause actual results or events to differ materially from current expectations include, among other things, the ability of TransCanada to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability and price of energy commodities, regulatory decisions, competitive factors in the pipeline and power industry sectors, and the current economic conditions in North America. For additional information on these and other factors, see the reports filed by TransCanada with Canadian securities regulators and with the United States Securities and Exchange Commission. TransCanada disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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Media Inquiries:	Hejdi Feick/Kurt Kadatz	(403) 920-7859 (800) 608-7859
Investor & Analyst Inquiries:	David Moneta/Debbie Stein	(403) 920-7911